investor

03 JAN 21 AM 7:21

03003316

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

January 9, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b). The enclosures are all relevant documents since the date of initial submission on October 30, 2002.

Very truly yours,

Gunilla Swardh

Gunilla Swardh
Compliance Officer

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enclosures

dlw 1/27

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

82-34698

Investor

Disclosure Notice

Stockholm, November 23, 2002

Investor's share of the voting rights and share capital in ABB has changed through the acquisition of 38,057,932 shares.

After the purchase, Investor's holding in ABB now amounts to 120,067,731 shares corresponding to 10.0 percent of the voting rights and share capital. On November 5, 2002, Investor's holding in ABB amounted to 6.8 percent of the votes and capital. Earlier in the year, Investor participated in ABB's convertible bond issue in an amount totaling USD 50 m.

INVESTOR AB

For further information:

Fredrik Lindgren, Senior Vice President, Corporate Communications:
+46 8 614 20 31, +46 70 624 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and active investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.

82-34698

investor

Press Release

Stockholm, November 15, 2002

Investor AB allocates SEK 600 million to RAM Rational Asset Management

As announced earlier, Investor AB has decided to allocate capital to RAM Rational Asset Management, an independent asset manager owned by former Investor Executive Vice President Sven Nyman. The amount of capital has been set at SEK 600 million.

RAM ONE, a hedge fund, is a long/short global equity fund.

For further information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141

Fredrik Lindgren, Senior Vice President, Communications:
+46 8 614 2031, +46 70 624 2031

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term active ownership and investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson, and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.

82-34698

investor

Press Release

Stockholm, November 7, 2002

Investor AB invests in Cosmetic Group Holdings (Asia)

Investor AB, through Investor Capital Partners – Asia Fund, has acquired Cosmetic Group Holdings Limited.

Cosmetic Group Holdings Limited, which is engaged in the slimming, hair care and skincare businesses, operates 95 treatment centers across 11 countries – nine in Asia and two in Europe. The company holds leading positions in its five major markets: Hong Kong, Singapore, Malaysia, Thailand and South Korea.

"We are very excited with the acquisition of Cosmetic Group Holdings, which is a well managed company with excellent prospects for further expansion. All of the company's main brands have been established for more than a decade and are recognized market leaders in their respective fields," commented Winnie Fok, Chief Executive of Investor Asia Limited, adviser to Investor's Asian fund.

The Asia Fund has committed capital totaling USD 322 m., including Investor AB's commitment of USD 200 m. Investor Asia Fund invests in buyouts and co-control transactions throughout Asia, with a particular focus on North Asia and industries such as manufacturing, consumer goods and services. Prior to the current acquisition, the fund made one investment and one exit earlier in 2002.

INVESTOR AB

For further information:
Winnie Fok, Chief Executive Officer, Investor Asia Limited, Hong Kong:
+852 2801 6823, +852 2971 5876

Fredrik Lindgren, Senior Vice President, Corporate Communications:
+46 8 614 2031, +46 70 624 20 31.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and active investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.

82-34698

investor

Disclosure Notice

Stockholm, November 5, 2002

Investor's share of the voting rights and share capital in ABB has changed through the acquisition of 24,258,919 shares.

After the purchase, Investor's holding in ABB now amounts to 82,009,799 shares corresponding to 6.8 percent of the voting rights and share capital. On September 30, 2002, Investor's holding in ABB amounted to 4.8 percent of the votes and capital. Earlier in the year, Investor participated in ABB's convertible bond issue in an amount totaling USD 50 m.

In a statement, Investor President and CEO Marcus Wallenberg commented that "we see this as an interesting investment and believe in the company's long-term potential."

INVESTOR AB

For further information:

Fredrik Lindgren, Senior Vice President, Corporate Communications:
+46 8 614 20 31, +46 70 624 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and active investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.